EXHIBIT (e)(1)(b)

SCHEDULE B

Eaton Vance Growth Trust
Amended and Restated Distribution Agreement
September 30, 2011

Name of Fund	Distribution Fee Payable

Eaton Vance Focused Growth Opportunities Fund – Class C Shares	1.00%
Eaton Vance Focused Value Opportunities Fund – Class C Shares	1.00%
Eaton Vance Richard Bernstein Equity Strategy Fund – Class C Shares	1.00%
Eaton Vance Richard Bernstein All Asset Strategy Fund – Class C Shares	1.00%